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                                                                 EXHIBIT (A)(8)

                              RUBY TUESDAY, INC.

RUBY TUESDAY INC. TO COMMENCE TENDER OFFER FOR UP TO 1,000,000 SHARES OF ITS COMMON STOCK

  Mobile, AL--May 1, 1997--Ruby Tuesday, Inc. (NYSE: RI) today announced that it will commence a "dutch auction" tender offer for up to 1,000,000 shares of its common stock, representing approximately 5.7% of its currently outstanding shares. Under terms of the offer, the Company will invite shareholders to tender their shares at prices specified by the tendering shareholders within a range of $20.00 to $22.00 per share.

  The tender offer will begin May 2, 1997, and will expire at 5:00 p.m., New York City time, on Monday, June 2, 1997, unless extended by the Company.

  Based upon the number of shares tendered and the prices specified by the tendering shareholders, Ruby Tuesday, Inc. will select a single per-share purchase price within the $20.00 to $22.00 price range to be paid for shares which have been tendered at or below the selected price. If the offer is over-subscribed, shares will be purchased first from shareholders owning fewer than 100 shares and tendering all of such shares at or before the purchase price determined by the Company and then from all other shares tendered at or below such purchase price on a pro rata basis. The Company reserves the right to purchase more than 1,000,000 shares. The tender offer is not conditioned on any minimum number of shares being tendered.

  The Board of Directors of Ruby Tuesday, Inc. is not making any recommendation to shareholders as to whether they should tender any shares pursuant to the offer. Wheat, First Securities, Inc. is acting as dealer-manager and D. F. King & Co., Inc. is acting as information agent in connection with the tender offer.

  Ruby Tuesday, Inc. is one of the leading casual-dining restaurant companies in America. As of March 1, 1997, Ruby Tuesday, Inc. owned and operated 386 restaurants, including 319 Ruby Tuesdays, 48 Mozzarella's Cafes, and 19 Tia's Tex-Mex restaurants, located in 33 states. Ruby Tuesday, Inc. is traded on the New York Stock Exchange (Symbol: RI).

                                  * * * * * *

  For more information, contact:                            Phone: 334-344-3000

  Samuel E. Beall, III            J. Russell Mothershed      Margie Naman
  Chairman of the Board           Sr. Vice President and     Vice President,
  and Chief Executive             Chief Financial Officer    Investor
  Officer                                                    Relations